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                                        Filed by Maxim Integrated Products, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company: Maxim Integrated Products
                                                   Commission File No. 000-16538

                                                                  March 21, 2001


                                                               PRESS INFORMATION


                                                           FOR IMMEDIATE RELEASE
                                                              NASDAQ SYMBOL MXIM
                                                                  NYSE SYMBOL DS

Contact:   John F. Gifford, Chairman,
           President and Chief Executive Officer
           (408) 737-7600


                      MAXIM CONFIRMS IT IS WORKING TOWARDS
                   CLOSING OF DALLAS SEMICONDUCTOR ACQUISITION

     SUNNYVALE, CA - March 21, 2001 - In response to Dallas Semiconductor Corporation's March 21, 2001 press release regarding its first quarter revenues, Maxim Integrated Products, Inc., announced today that it is aware of the revenue information that was disclosed in Dallas Semiconductor's press release. This has not changed Maxim's desire to complete the merger on the terms and conditions of its merger agreement with Dallas Semiconductor and Maxim continues to work towards completion of the transaction.

     ABOUT MAXIM

          Established in 1983, Maxim Integrated Products is a worldwide leader in design, development, and manufacture of linear and mixed-signal integrated circuits (ICs). Maxim's circuits "connect" the real world and digital world by detecting, measuring, amplifying, and converting real-world signals, such as temperature, pressure, or sound, into the digital signals necessary for computer processing.

                                       ***

     Except for historical information contained herein, matters discussed in this release include forward looking statements that involve risks and uncertainties, including risks associated with the acquisition, such as the risk that the closing conditions will not be satisfied,


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including the ability to obtain the approval of Dallas Semiconductor's stockholders, matters arising in connection with the parties' efforts to comply with applicable regulatory requirements relating to the transaction, and the risk that the merger will not be consummated.


     Additional Information: Maxim has filed a Registration Statement on SEC Form S-4 in connection with the merger and Dallas Semiconductor has mailed a Proxy Statement/Prospectus to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully.

     The Registration Statement and the Proxy Statement/Prospectus contain important information about Maxim, Dallas Semiconductor, the merger, and related matters. Investors and security holders are able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Maxim and Dallas Semiconductor file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, and other information filed by Maxim and Dallas Semiconductor at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on public reference rooms. Maxim's and Dallas Semiconductor's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov. The Registration Statement and Proxy Statement/Prospectus and these other documents may also be obtained for free from the parties.

     Maxim, Dallas Semiconductor, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Dallas Semiconductor in favor of the merger. The directors and executive officers of Maxim and their beneficial ownership of Maxim common stock are set forth in the proxy statement for the 2000 annual meeting of Maxim. The directors and executive officers of Dallas Semiconductor and their beneficial ownership of Dallas Semiconductor common stock are set forth in the Annual Report on Form 10-K of Dallas Semiconductor for the fiscal year ended December 31, 2000. In addition, upon completion of the merger, M.D. Sampels, a director of Dallas Semiconductor, will become a director of Maxim, the directors and executive officers of Dallas Semiconductor own options to purchase shares of Dallas Semiconductor common stock which will become vested and exercisable in connection with the merger, and Maxim has agreed to provide indemnification and director and officer liability insurance coverage to the directors and executive officers of Dallas Semiconductor following the merger. Security holders of Dallas Semiconductor may obtain additional information regarding the interests of the foregoing people by reading the Proxy Statement/Prospectus.

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